SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of July, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: July 6, 2006	By:	/s/ Michael B. McSweeney
Name: Michael B. McSweeney
Title: Vice President, Government/Environmental Affairs

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 6, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. and Second City Capital Reach Agreement

Oakville, Ontario, July 6, 2006—Bennett Environmental Inc. (TSX:BEV, AMEX:BEL) announced today that it has reached an agreement with its largest shareholder, Second City Capital, that will have Broadmark Capital withdraw its dissident shareholder action and have Second City Capital vote its shares in favour of Bennett’s proposed slate of directors standing for election at the Company’s annual meeting on August 8, 2006.

The Board will be reduced from eight directors to seven and will include three nominees from the current Board: Chairman David Williams, Bernd Christmas, and George Ploder. Second City Capital, which beneficially owns approximately 10.8% of the shares of Bennett Environmental, have suggested three directors: Michael Blair; Michael Fleischer and Christopher Wallace. The remaining nominee proposed by Bennett, and supported by Second City, will be the Honourable Benoit Bouchard, a former Federal Cabinet Minister and Ambassador.

Over the past two years Bennett has redoubled its efforts to be among the forefront in corporate governance practices and as such, has spent a great deal of time on succession planning. It was always the intention of the Company to propose changes to the Board at the upcoming annual meeting. Some of the directors have served the shareholders for almost a decade and remained committed to the Company over the past two years as it struggled to refocus the Company after having been plagued with problems created by former management. The current board of directors is pleased to support the current nominees.

“Each of the directors who are retiring from the Board have served the shareholders with distinction and dedication. They deferred other professional and personal obligations to remain on the Bennett board until the Company had navigated its way through challenges such as a class action law suit and several regulatory investigations by the SEC and OSC,” said David A. Williams, Chairman of the Board of Directors of Bennett Environmental.

Williams commented further, “like the settlements of the class action litigation and the OSC investigation, this agreement allows us to look ahead to pursuing our growth strategy, reducing overhead and creating increased shareholder value. I know I speak for my colleagues and management when I say – we look forward to working with all of the proposed nominees to the board to continue the process of rebuilding the Company.”

Biographical Sketches of Nominees:

Michael Blair

Mr. Blair, Toronto, Ontario, is the Chief Executive Officer of Automodular Corporation, a publicly traded company providing sub-assembly and sequencing services to automotive assemblers in Canada and the United States.

Michael Fleischer

Mr. Fleischer, New York, New York, is President and a director of Bogen Communications International Inc. a leading designer, developer and manufacturer of communications and audio equipment and software.

Christopher Wallace

Mr. Wallace, Vancouver, B.C., is the Managing Partner of Second City Capital Corporation, a US $100 million private equity and mezzanine loan fund.

Benoit Bouchard

Mr. Bouchard, Roberval, Quebec, is a former Member of Parliament, serving as a Federal Cabinet Minister (1984-1988), in the portfolios of: Secretary of State for Canada, Employment and Immigration, Transport, Industry Science and Technology and Health and Welfare. He retired from politics in June 1993 to accept an appointment as Canada’s Ambassador to France. In 1996, Bouchard returned to Canada and was appointed Chair of the Transportation Safety Board of Canada by Prime Minister Jean Chrétien. He oversaw the Canadian portion of the investigation of the Swissair Flight 111 air crash.

“The business experience of the new nominees brings a different perspective to the Board of Bennett Environmental, while the existing directors provide continuity,” said Mr. Williams. “Mr. Bouchard will provide insights into international and domestic political arenas and the vital Quebec community, continuing the exemplary contributions of Adam Lapointe, Pierre B. Meunier, James Blanchard and Stewart McInnes. Mr. Christmas ensures the Company maintains its links with Atlantic Canada and the aboriginal community.”

Shareholders of Bennett Environmental Inc. will vote on the Board of Directors at the Company’s annual meeting to be held at 9:00 a.m., Toronto time, on August 8, 2006 at the TSX Gallery, The Exchange Tower, 130 King Street West, Toronto. The Company expects to mail the materials related to the meeting shortly.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high-temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com.

Contact:

Michael McSweeney

Vice President

Bennett Environmental Inc.

(905) 339-1540 ext 209